Exhibit 99.96

RIO ALTO GRANTS STOCK OPTIONS

For Immediate Release	September 21, 2010

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) announces that it has granted stock options to employees, a consultant, officers and directors to acquire a total of 2,100,000 common shares pursuant to the terms of the Company’s stock option plan.

Stock options to acquire 1,050,000 common shares were issued to directors. These options are exercisable at $1.80 per common share, which is $0.45 greater than the September 20, 2010 closing price of the common shares.

Stock options to acquire 1,050,000 common shares were issued to employees and a consultant. These options are exercisable at $1.50 per common share, which is $0.15greater than the September 20, 2010 closing price.

All options vest as to 25% on each of the three, six, nine and 12 month anniversaries of the date of issue.

After granting of these 2,100,000 options, Rio Alto will have a total of 7.0 million options to acquire common shares of the Company outstanding which is 5.9% of the Company’s issued and outstanding common shares.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw
Director

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: 51 - 1 - 625 9900	Phone: 604.628.1401
Fax: 866.393.4493	Fax: 866.393.4493
Email:alexb@rioaltomining.com	Email :alejandrag@rioaltomining.com
Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.